SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
(Amendment No.2)*
TRANS WORLD CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share	89336R207
(Title of class of securities)	(CUSIP number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	89336R207	13G	Page 2

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL VALUE FUND, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	195,006*
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	195,006*
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		195,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.2%**
12	TYPE OF REPORTING PERSON:		PN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to sole voting power, sole dispositive power and aggregate amount beneficially owned as 79,885.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 0.9%.

CUSIP No.	89336R207	13G	Page 3

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	195,006*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	195,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		195,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.2%**
12	TYPE OF REPORTING PERSON:		OO

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 79,885.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 0.9%.

CUSIP No.	89336R207	13G	Page 4

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL VALUE BVI, LTD.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	274,729*
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	274,729*
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		274,729*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		3.1%**
12	TYPE OF REPORTING PERSON:		CO

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to sole voting power, sole dispositive power and aggregate amount beneficially owned as 195,006.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 2.2%.

CUSIP No.	89336R207	13G	Page 5

1	NAME OF REPORTING PERSONS:		SC-BVI PARTNERS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	274,729*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	274,729*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		274,729*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		3.1%**
12	TYPE OF REPORTING PERSON:		PN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 195,006.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 2.2%.

CUSIP No.	89336R207	13G	Page 6

1	NAME OF REPORTING PERSONS:		PMC-BVI, INC.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	274,729*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	274,729*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		274,729*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		3.1%**
12	TYPE OF REPORTING PERSON:		CO

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 195,006.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 2.2%.

CUSIP No.	89336R207	13G	Page 7

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL BVI, INC.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	274,729*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	274,729*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		274,729*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		3.1%**
12	TYPE OF REPORTING PERSON:		CO

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 195,006.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 2.2%.

CUSIP No.	89336R207	13G	Page 8

1	NAME OF REPORTING PERSONS:		PETER M. COLLERY
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	469,735*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	469,735*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		469,735*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.3%**
12	TYPE OF REPORTING PERSON:		IN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 274,891.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 3.1%.

CUSIP No.	89336R207	13G	Page 9

1	NAME OF REPORTING PERSONS:		NEIL H. KOFFLER
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	469,735*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	469,735*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		469,735*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.3%**
12	TYPE OF REPORTING PERSON:		IN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 274,891.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 3.1%

CUSIP No.	89336R207	13G	Page 10

1	NAME OF REPORTING PERSONS:		JOHN T. BIRD
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	469,735*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	469,735*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		469,735*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.3%**
12	TYPE OF REPORTING PERSON:		IN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 274,891.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 3.1%

CUSIP No.	89336R207	13G	Page 11

1	NAME OF REPORTING PERSONS:		DAVID A. HURWITZ
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	469,735*
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	469,735*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		469,735*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.3%**
12	TYPE OF REPORTING PERSON:		IN

*Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly listed the amount of securities held by the reporting person with respect to shared voting power, shared dispositive power and aggregate amount beneficially owned as 274,891.

** Due to a clerical error, Amendment No. 1 incorrectly listed the percent of class represented in Row (9) as 3.1%

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) and (b) This Amendment No. 2 to the Statement on Schedule 13G (the “Schedule 13G”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Trans World Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 545 Fifth Avenue, Suite 940, New York, NY 10017.

ITEM 2.	NAME OF PERSON FILING
(a)	Name of Persons Filing:

(i)	SC Fundamental Value Fund, L.P.
(ii)	SC Fundamental LLC
(iii)	SC Fundamental Value BVI, Ltd.
(iv)	SC-BVI Partners
(v)	PMC-BVI, Inc.
(vi)	SC Fundamental BVI, Inc.
(vii)	Peter M. Collery
(viii)	Neil H. Koffler
(ix)	John T. Bird and
(x)	David A. Hurwitz (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons listed in Item 2(a) is as follows:

The principal business office of each of SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz is 747 Third Avenue, 27th Floor, New York, New York 10017.

As of February 14, 2008, the principal business office of SC Fundamental Value BVI, Ltd. was c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

(c), (d) and (e)    For information with respect to citizenship of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the appropriate cover page above.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a) – (c)            The response of each of the Reporting Persons to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2007, is incorporated herein by reference. The percentage ownership of each of the Reporting Persons is based on 8,840,870 shares of Common Stock outstanding as of October 31, 2007, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 1, 2007.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following           |__|.1

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

_________________________

1  *Due to a clerical error, Amendment No. 1 to the Schedule 13G filed on February 14, 2008 (“Amendment No. 1”), mistakenly checked the box.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit No. 2 hereto.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

(a)	Not applicable.

(b)       By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	May 1, 2009

SC FUNDAMENTAL VALUE FUND, L.P.

By:	SC Fundamental LLC, as General Partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL VALUE BVI, LTD.

By:	SC Fundamental BVI, Inc., as managing general partner of investment manager

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

SC-BVI PARTNERS

By:	SC Fundamental BVI, Inc., as managing general partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

PMC-BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Secretary

SC FUNDAMENTAL BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for

Peter M. Collery (1)

/s/ Neil H. Koffler

Neil H. Koffler

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for John T. Bird (2)

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz  (3)

(1)

Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Amendment No. 1 to the Statement on Schedule 13G with respect to the Common Stock of ECC Capital Corporation, filed on February 14, 2007, and is incorporated herein by reference.

(2)

Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of BFC Financial Corporation, filed on July 11, 2008, and is incorporated herein by reference.

(3)

Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 3 to the Amendment No. 4 to the Statement on Schedule 13G with respect to the Common Stock of MDU Communications International, Inc., filed on February 14, 2008, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Document
1

Joint Filing Agreement, dated May 1, 2009, among SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC Fundamental Value BVI, Ltd., SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz, to file this Amendment No. 2 to the joint statement on Schedule 13G.

2	Identity of Members of Group

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 2 to the statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Trans World Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 1st day of May, 2009.

SC FUNDAMENTAL VALUE FUND, L.P.

By:	SC Fundamental LLC, as General Partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL VALUE BVI, LTD.

By:	SC Fundamental BVI, Inc., as managing general partner of investment manager

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

SC-BVI PARTNERS

By:	SC Fundamental BVI, Inc., as managing general partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

PMC-BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Secretary

SC FUNDAMENTAL BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for

Peter M. Collery (1)

/s/ Neil H. Koffler

Neil H. Koffler

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for John T. Bird (2)

/s/ Neil H. Koffler

Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz (3)

(1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Amendment No. 1 to the Statement on Schedule 13G with respect to the Common Stock of ECC Capital Corporation, filed on February 14, 2007, and is incorporated herein by reference.

(2)

Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of BFC Financial Corporation, filed on July 11, 2008, and is incorporated herein by reference.

(3)

Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 3 to the Amendment No. 4 to the Statement on Schedule 13G with respect to the Common Stock of MDU Communications International, Inc., filed on February 14, 2008, and is incorporated herein by reference.

Exhibit 2

IDENTITY OF MEMBERS OF GROUP

SC Fundamental Value Fund, L.P.

SC Fundamental LLC

SC Fundamental Value BVI, Ltd.

SC-BVI Partners

PMC-BVI, Inc.

SC Fundamental BVI, Inc.

Peter M. Collery

Neil H. Koffler

John T. Bird

David A. Hurwitz